March 4, 2025

Yin Shenping
Chief Executive Officer
Recon Technology, Ltd
Room 601, No. 1 Shui   an South Street
Chaoyang District , Beijing 100012
People   s Republic of China

       Re: Recon Technology, Ltd
           Form 20-F for the Fiscal Year ended June 30, 2024
           Filed October 30, 2024
           File No. 001-34409
Dear Yin Shenping:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation